FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 3, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2020 (U.S. GAAP)

Date:	February 3, 2021
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the nine months ended December 31
	2019		2020
	% Change from December 31, 2018		% Change from December 31, 2019
Total revenue	1,582,733	18.4%	1,389,263	(12.2%)
Net revenue	1,050,359	28.8%	1,231,837	17.3%
Income before income taxes	272,979	—%	396,771	45.3%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	251,473	—%	308,524	22.7%
Comprehensive income	227,238	—%	206,893	(9.0%)
Basic-Net income attributable to NHI shareholders per share (Yen)	77.36		101.03
Diluted-Net income attributable to NHI shareholders per share (Yen)	75.65		98.30
Return on shareholders’ equity-annualized	12.6%		15.1%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At December 31
	2020	2020
Total assets	43,999,815	44,592,245
Total equity	2,731,264	2,853,392
Total NHI shareholders’ equity	2,653,467	2,793,623
Total NHI shareholders’ equity as a percentage of total assets	6.0%	6.3%
Total NHI shareholders’ equity per share (Yen)	873.26	913.16

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2020	2021	2021 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	15.00	20.00	—
At December 31	—	—	—
At March 31	5.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Fiscal year 2021 Q4 dividend forecast is not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2021.”

3. Earnings Forecasts for the year ending March 31, 2021

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: Yes
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2020	2020
Number of shares outstanding (including treasury stock)	3,493,562,601	3,233,562,601
Number of treasury stock	454,975,108	174,269,424

	For the nine months ended December 31
	2019	2020
Average number of shares outstanding (year-to-date)	3,250,819,816	3,053,730,446

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue	1,050.4	1,231.8	17.3
Non-interest expenses	777.4	835.1	7.4

Income (loss) before income taxes	273.0	396.8	45.3
Income tax expense	16.4	83.1	407.5

Net income (loss)	256.6	313.6	22.2

Less: Net income (loss) attributable to noncontrolling interests	5.1	5.1	(0.1)

Net income (loss) attributable to NHI shareholders	251.5	308.5	22.7

Return on shareholders’ equity-annualized	12.6%	15.1%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,231.8 billion yen for the nine months ended December 31, 2020, an increase of 17.3% from the same period in the prior year. Non-interest expenses increased by 7.4% from the same period in the prior year to 835.1 billion yen. Income before income taxes was 396.8 billion yen and net income attributable to NHI shareholders was 308.5 billion yen for the nine months ended December 31, 2020.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue	1,055.1	1,224.9	16.1
Non-interest expenses	777.4	835.1	7.4

Income (loss) before income taxes	277.8	389.9	40.4

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2020 was 1,224.9 billion yen, an increase of 16.1% from the same period in the prior year. Non-interest expenses increased by 7.4% from the same period in the prior year to 835.1 billion yen. Income before income taxes was 389.9 billion yen for the nine months ended December 31, 2020. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue	247.6	272.0	9.9
Non-interest expenses	216.5	205.8	(5.0)

Income (loss) before income taxes	31.0	66.2	113.4

Net revenue increased by 9.9% from the same period in the prior year to 272.0 billion yen, primarily due to increasing commissions from brokerage and distribution of investment trusts. Non-interest expense decreased by 5.0% to 205.8 billion yen. As a result, income before income taxes increased by 113.4% to 66.2 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue	85.6	98.2	14.7
Non-interest expenses	48.1	45.3	(5.8)

Income (loss) before income taxes	37.5	52.9	41.0

Net revenue increased by 14.7% from the same period in the prior year to 98.2 billion yen. Non-interest expense decreased by 5.8% to 45.3 billion yen. As a result, income before income taxes increased by 41.0% to 52.9 billion yen. Assets under management were 61.2 trillion yen as of December 31, 2020.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue	502.7	692.1	37.7
Non-interest expenses	420.6	461.9	9.8

Income (loss) before income taxes	82.1	230.2	180.3

Net revenue increased by 37.7% from the same period in the prior year to 692.1 billion yen. Non-interest expense increased by 9.8% to 461.9 billion yen. As a result, income before income taxes was 230.2 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue	219.3	162.6	(25.8)
Non-interest expenses	92.2	122.1	32.4

Income (loss) before income taxes	127.1	40.6	(68.1)

Net revenue was 162.6 billion yen including income of 71.1 billion yen profit resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project. Income before income taxes was 40.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2020 were 44,592.2 billion yen, an increase of 592.4 billion yen compared to March 31, 2020, mainly due to the increase in Securities borrowed and Trading assets. Total liabilities as of December 31, 2020 were 41,738.9 billion yen, an increase of 470.3 billion yen compared to March 31, 2020, mainly due to the increase in Trading liabilities. Total equity as of December 31, 2020 was 2,853.4 billion yen, an increase of 122.1 billion yen compared to March 31, 2020.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Measurement of Credit Losses on Financial Instruments

On April 1, 2020, Nomura adopted Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments” using a modified retrospective transition method. The impact of this adoption was, for financial instruments subject to current expected credit losses, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the fair value option, the impact was ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

While the COVID-19 pandemic impacted some of the critical accounting estimates and underlying assumptions used in the consolidated financial statements during the year ended March 31, 2020, no significant further adverse changes in such estimates as a result of the COVID-19 pandemic occurred during the nine months ended December 31, 2020.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2020	December 31, 2020	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,191,889	3,367,528	175,639
Time deposits	309,373	269,681	(39,692)
Deposits with stock exchanges and other segregated cash	373,686	289,866	(83,820)

Total cash and cash deposits	3,874,948	3,927,075	52,127

Loans and receivables:
Loans receivable	2,857,405	2,559,519	(297,886)
Receivables from customers	541,284	442,696	(98,588)
Receivables from other than customers	1,731,236	733,653	(997,583)
Allowance for doubtful accounts	(13,012)	(9,816)	3,196

Total loans and receivables	5,116,913	3,726,052	(1,390,861)

Collateralized agreements:
Securities purchased under agreements to resell	12,377,315	12,522,320	145,005
Securities borrowed	3,529,797	4,430,006	900,209

Total collateralized agreements	15,907,112	16,952,326	1,045,214

Trading assets and private equity and debt investments:
Trading assets*	16,853,822	17,553,773	699,951
Private equity and debt investments*	44,278	56,518	12,240

Total trading assets and private equity and debt investments	16,898,100	17,610,291	712,191

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,114 million as of March 31, 2020 and ¥372,912 million as of December 31, 2020)	440,512	458,602	18,090
Non-trading debt securities*	455,392	415,082	(40,310)
Investments in equity securities*	112,175	115,714	3,539
Investments in and advances to affiliated companies*	367,641	398,075	30,434
Other	827,022	989,028	162,006

Total other assets	2,202,742	2,376,501	173,759

Total assets	43,999,815	44,592,245	592,430

*	Including securities pledged as collateral

Millions of yen
March 31, 2020	December 31, 2020	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,486,733	1,335,006	(151,727)
Payables and deposits:
Payables to customers	1,467,434	1,349,856	(117,578)
Payables to other than customers	1,653,495	1,811,503	158,008
Deposits received at banks	1,276,153	1,200,047	(76,106)

Total payables and deposits	4,397,082	4,361,406	(35,676)

Collateralized financing:
Securities sold under agreements to repurchase	16,349,182	15,361,464	(987,718)
Securities loaned	961,446	1,472,905	511,459
Other secured borrowings	717,711	394,182	(323,529)

Total collateralized financing	18,028,339	17,228,551	(799,788)

Trading liabilities	8,546,284	9,767,775	1,221,491
Other liabilities	1,034,448	1,181,101	146,653
Long-term borrowings	7,775,665	7,865,014	89,349

Total liabilities	41,268,551	41,738,853	470,302

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2020 and 3,233,562,601 shares as of December 31, 2020
Outstanding	-	3,038,587,493 shares as of March 31, 2020 and 3,059,293,177 shares as of December 31, 2020	594,493	594,493	—
Additional paid-in capital	683,232	690,208	6,976
Retained earnings	1,645,451	1,734,915	89,464
Accumulated other comprehensive income (loss)	(26,105)	(132,680)	(106,575)

Total NHI shareholders’ equity before treasury stock	2,897,071	2,886,936	(10,135)
Common stock held in treasury, at cost -
454,975,108 shares as of March 31, 2020 and
174,269,424 shares as of December 31, 2020	(243,604)	(93,313)	150,291

Total NHI shareholders’ equity	2,653,467	2,793,623	140,156

Noncontrolling interests	77,797	59,769	(18,028)

Total equity	2,731,264	2,853,392	122,128

Total liabilities and equity	43,999,815	44,592,245	592,430

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended
	December 31, 2019(A)	December 31, 2020(B)	(B-A)/(A)
Revenue:
Commissions	212,743	274,452	29.0
Fees from investment banking	76,379	73,997	(3.1)
Asset management and portfolio service fees	180,909	169,712	(6.2)
Net gain on trading	327,700	406,954	24.2
Gain on private equity and debt investments	3,275	4,237	29.4
Interest and dividends	618,404	278,639	(54.9)
Gain on investments in equity securities	1,488	8,936	500.5
Other	161,835	172,336	6.5

Total revenue	1,582,733	1,389,263	(12.2)
Interest expense	532,374	157,426	(70.4)

Net revenue	1,050,359	1,231,837	17.3

Non-interest expenses:
Compensation and benefits	374,514	412,119	10.0
Commissions and floor brokerage	74,565	82,512	10.7
Information processing and communications	126,939	129,306	1.9
Occupancy and related depreciation	53,756	54,223	0.9
Business development expenses	24,243	9,852	(59.4)
Other	123,363	147,054	19.2

Total non-interest expenses	777,380	835,066	7.4

Income before income taxes	272,979	396,771	45.3
Income tax expense	16,379	83,127	407.5

Net income	256,600	313,644	22.2

Less: Net income attributable to noncontrolling interests	5,127	5,120	(0.1)

Net income attributable to NHI shareholders	251,473	308,524	22.7

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	77.36	101.03	30.6

Diluted-
Net income attributable to NHI shareholders per share	75.65	98.30	29.9

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019(A)	December 31, 2020(B)
Net income	256,600	313,644	22.2
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(16,837)	(33,700)	—
Deferred income taxes	67	76	13.4

Total	(16,770)	(33,624)	—

Defined benefit pension plans:
Pension liability adjustment	4,167	4,911	17.9
Deferred income taxes	625	(658)	—

Total	4,792	4,253	(11.2)

Own Credit Adjustments:
Own Credit Adjustments	(19,640)	(92,912)	—
Deferred income taxes	2,256	15,532	588.5

Total	(17,384)	(77,380)	—

Total other comprehensive income (loss)	(29,362)	(106,751)	—

Comprehensive income	227,238	206,893	(9.0)
Less: Comprehensive income attributable to noncontrolling interests	5,119	4,944	(3.4)

Comprehensive income attributable to NHI shareholders	222,119	201,949	(9.1)

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net revenue

Business segment information:
Retail	247,565	272,028	9.9
Asset Management	85,581	98,181	14.7
Wholesale	502,711	692,113	37.7

Subtotal	835,857	1,062,322	27.1
Other	219,279	162,614	(25.8)

Net revenue	1,055,136	1,224,936	16.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,777)	6,901	—

Net revenue	1,050,359	1,231,837	17.3

Non-interest expenses

Business segment information:
Retail	216,546	205,819	(5.0)
Asset Management	48,073	45,300	(5.8)
Wholesale	420,580	461,896	9.8

Subtotal	685,199	713,015	4.1
Other	92,181	122,051	32.4

Non-interest expenses	777,380	835,066	7.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	777,380	835,066	7.4

Income (loss) before income taxes

Business segment information:
Retail	31,019	66,209	113.4
Asset Management	37,508	52,881	41.0
Wholesale	82,131	230,217	180.3

Subtotal	150,658	349,307	131.9
Other*	127,098	40,563	(68.1)

Income (loss) before income taxes	277,756	389,870	40.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,777)	6,901	—

Income (loss) before income taxes	272,979	396,771	45.3

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2019 (A)	December 31, 2020 (B)
Net gain (loss) related to economic hedging transactions	22,170	2,014	(90.9)
Realized gain (loss) on investments in equity securities held for operating purposes	6,265	1,553	(75.2)
Equity in earnings of affiliates	21,072	22,258	5.6
Corporate items	(12,339)	14,035	—
Other	89,930	703	(99.2)

Total	127,098	40,563	(68.1)

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2020
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,232
Stock-based compensation awards	5,860
Changes in an affiliated company’s interests in its subsidiary	1,116

Balance at end of period	690,208

Retained earnings
Balance at beginning of year	1,645,451
Cumulative effect of change in accounting principle (1)	(18,200)
Net income attributable to NHI shareholders	308,524
Cash dividends	(61,156)
Gain (loss) on sales of treasury stock	(500)
Cancellation of treasury stock	(139,204)

Balance at end of period	1,734,915

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)
Net change during the period	(33,448)

Balance at end of period	(59,722)

Defined benefit pension plans
Balance at beginning of year	(62,571)
Pension liability adjustment	4,253

Balance at end of period	(58,318)

Own credit adjustments
Balance at beginning of year	62,740
Own credit adjustments	(77,380)

Balance at end of period	(14,640)

Balance at end of period	(132,680)

Common stock held in treasury
Balance at beginning of year	(243,604)
Repurchases of common stock	(7)
Sale of common stock	0
Common stock issued to employees	11,094
Cancellation of common stock	139,204

Balance at end of period	(93,313)

Total NHI shareholders’ equity

Balance at end of period	2,793,623

Noncontrolling interests
Balance at beginning of year	77,797
Net change during the period	(18,028)

Balance at end of period	59,769

Total equity

Balance at end of period	2,853,392

(1)

Represents the adjustment to initially apply Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments”, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2020
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020(A)	December 31, 2020(B)
Revenue:
Commissions	68,200	65,254	79,289	96,062	85,512	92,253	96,687	4.8	308,805
Fees from investment banking	27,311	22,265	26,803	26,843	10,828	27,031	36,138	33.7	103,222
Asset management and portfolio service fees	59,963	59,926	61,020	57,293	53,656	57,417	58,639	2.1	238,202
Net gain on trading	112,825	105,609	109,266	28,909	139,089	131,463	136,402	3.8	356,609
Gain (loss) on private equity and debt investments	791	981	1,503	(3,368)	1,070	1,805	1,362	(24.5)	(93)
Interest and dividends	199,473	215,881	203,050	176,068	106,543	82,494	89,602	8.6	794,472
Gain (loss) on investments in equity securities	(2,838)	2,083	2,243	(16,214)	3,473	1,940	3,523	81.6	(14,726)
Other	45,654	101,905	14,276	4,156	113,878	24,939	33,519	34.4	165,991

Total revenue	511,379	573,904	497,450	369,749	514,049	419,342	455,872	8.7	1,952,482
Interest expense	179,378	190,524	162,472	132,279	53,302	50,344	53,780	6.8	664,653

Net revenue	332,001	383,380	334,978	237,470	460,747	368,998	402,092	9.0	1,287,829

Non-interest expenses:
Compensation and benefits	125,102	120,425	128,987	104,906	138,297	137,006	136,816	(0.1)	479,420
Commissions and floor brokerage	24,551	25,446	24,568	31,558	28,511	27,675	26,326	(4.9)	106,123
Information processing and communications	41,757	42,361	42,821	43,378	43,238	42,584	43,484	2.1	170,317
Occupancy and related depreciation	19,120	18,360	16,276	19,230	17,058	19,056	18,109	(5.0)	72,986
Business development expenses	7,828	7,906	8,509	7,642	2,832	3,632	3,388	(6.7)	31,885
Other	38,837	40,396	44,130	55,474	49,000	55,418	42,636	(23.1)	178,837

Total non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	270,759	(5.1)	1,039,568

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	83,627	131,333	57.0	248,261
Income tax expense	17,917	(11,875)	10,337	12,515	37,513	14,704	30,910	110.2	28,894

Net income (loss)	56,889	140,361	59,350	(37,233)	144,298	68,923	100,423	45.7	219,367

Less: Net income (loss) attributable to noncontrolling interests	1,056	1,787	2,284	(2,758)	1,782	1,281	2,057	60.6	2,369

Net income (loss) attributable to NHI shareholders	55,833	138,574	57,066	(34,475)	142,516	67,642	98,366	45.4	216,998

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.83	42.11	18.07	(11.29)	46.77	22.13	32.16	45.3	67.76

Diluted-
Net income (loss) attributable to NHI shareholders per share	16.48	41.23	17.63	(11.31)	45.65	21.52	31.16	44.8	66.20

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020(A)	December 31, 2020(B)	(B-A)/(A)	March 31, 2020

Net revenue

Business segment information:
Retail	80,640	76,882	90,043	88,794	81,078	92,795	98,155	5.8	336,359
Asset Management	34,500	25,676	25,405	7,024	34,024	26,842	37,315	39.0	92,605
Wholesale	159,486	156,698	186,527	145,908	248,669	220,305	223,139	1.3	648,619

Subtotal	274,626	259,256	301,975	241,726	363,771	339,942	358,609	5.5	1,077,583
Other	60,289	123,295	35,695	12,294	94,673	27,102	40,839	50.7	231,573

Net revenue	334,915	382,551	337,670	254,020	458,444	367,044	399,448	8.8	1,309,156

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	1,954	2,644	35.3	(21,327)

Net revenue	332,001	383,380	334,978	237,470	460,747	368,998	402,092	9.0	1,287,829

Non-interest expenses

Business segment information:
Retail	72,522	71,621	72,403	70,380	66,009	69,970	69,840	(0.2)	286,926
Asset Management	16,358	15,630	16,085	15,760	14,870	15,442	14,988	(2.9)	63,833
Wholesale	139,479	137,777	143,324	135,819	160,800	154,828	146,268	(5.5)	556,399

Subtotal	228,359	225,028	231,812	221,959	241,679	240,240	231,096	(3.8)	907,158
Other	28,836	29,866	33,479	40,229	37,257	45,131	39,663	(12.1)	132,410

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	270,759	(5.1)	1,039,568

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	270,759	(5.1)	1,039,568

Income (loss) before income taxes

Business segment information:
Retail	8,118	5,261	17,640	18,414	15,069	22,825	28,315	24.1	49,433
Asset Management	18,142	10,046	9,320	(8,736)	19,154	11,400	22,327	95.9	28,772
Wholesale	20,007	18,921	43,203	10,089	87,869	65,477	76,871	17.4	92,220

Subtotal	46,267	34,228	70,163	19,767	122,092	99,702	127,513	27.9	170,425
Other*	31,453	93,429	2,216	(27,935)	57,416	(18,029)	1,176	—	99,163

Income (loss) before income taxes	77,720	127,657	72,379	(8,168)	179,508	81,673	128,689	57.6	269,588

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	1,954	2,644	35.3	(21,327)

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	83,627	131,333	57.0	248,261

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2020
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020(A)	December 31, 2020(B)
Net gain (loss) related to economic hedging transactions	12,794	7,043	2,333	(4,622)	5,577	(4,965)	1,402	—	17,548
Realized gain (loss) on investments in equity securities held for operating purposes	76	1,254	4,935	336	685	124	744	500.0	6,601
Equity in earnings of affiliates	8,265	8,009	4,798	13,918	6,609	5,251	10,398	98.0	34,990
Corporate items	1,391	(4,635)	(9,095)	(9,901)	45,090	(16,005)	(15,050)	—	(22,240)
Other	8,927	81,758	(755)	(27,666)	(545)	(2,434)	3,682	—	62,264

Total	31,453	93,429	2,216	(27,935)	57,416	(18,029)	1,176	—	99,163

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2021_3q.pdf